Exhibit 15.1

Recon Technology Reports Financial Results for Fiscal Year 2017 Highlighted by 40% Revenue Increase Driven by Traditional and Oilfield Waste Water Treatment Business Growth

BEIJING, Sept. 28, 2017 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ:RCON), ("Recon" or the "Company"), a China's leading independent solutions integrator operating in oilfield service, electric power and coal chemical industries, today announced its financial results for fiscal year ended June 30, 2017.

Fiscal Year 2017 Financial Highlights (all comparisons to the prior fiscal year):

•	Revenues increased 40.5% to a record RMB60.1 million (approximately $8.9 million) for the year ended June 30, 2017, from RMB42.7 million.

•	During fiscal year 2017, the Company's oilfield waste water treatment business continued to expand rapidly, with revenue of RMB11.0 million (approximately $1.6 million) increasing 371.1% compared to RMB2.3 million.

•	Gross profit was approximately RMB16.0 million (approximately $2.4 million) for the year ended June 30, 2017, compared to approximately RMB7.2 million.

•	Gross margins improved to 26.6% in fiscal year 2017 from 17.0%

•	Operating loss narrowed considerably to RMB30.6 million (approximately $4.5 million) for fiscal year 2017, compared to operating loss of RMB39.9 million.

•	Net loss attributable to Recon for fiscal year 2017 was RMB31.4 million (approximately $4.6 million), or RMB4.90 ($0.72) per diluted share, compared to net loss attributable to Recon of RMB40.9 million, or RMB7.23 per diluted share, for fiscal year 2016.

Management Commentary

Mr. Shenping Yin, Chairman and CEO of Recon stated, "We were pleased to report progress across several facets of the Company over 2017, with revenues accelerating and margins expanding in the fourth quarter.  As stated in our 2017 open letter to shareholders, we will continue to leverage Recon's ability to uniquely integrate equipment and automation with a strong client base, specifically a new client PetroChina Changqing Oilfield Company ("PCOC").  Further, our market for wastewater treatment continues to expand rapidly.  This market is one that both serves to diversify Recon's revenue streams, while simultaneously addressing significant environmental concerns around industrial water in China.  This has served as a primary revenue driver for the Company, and we believe will be integral in our success in fiscal 2018.  We also continued to reinvest in our business with a robust R&D effort, and believe that our Company is recognized as a cutting-edge research entity within the energy industry in China.  We anticipate revenues growing at minimum of 30% in the coming year, driven by the wastewater agreement signed in the second half of 2017 and others in our pipeline.  Our financial position remains strong and we look forward to updating investors of our progress in the coming months."

Recent Developments

•	On September 25, 2017, the Company announced the signing of several contracts totaling approximately RMB 6.1 million, or approximately USD 0.9 million, to develop four Internet of Things ("IoT") Oil and Gas Production Projects (the "Projects") for three plants of PetroChina Changqing Oilfield Company ("PCOC"), China's largest producing oilfield company and a subsidiary of PetroChina ("CNPC", NYSE: PTR )

•	On June 12, 2017, two co-founders of the Company, Messrs. Shenping Yin (Chairman and Chief Executive Officer) and Guangqiang Chen (Chief Technology Officer and Director) released a Letter to Shareholders updating current activities of the Company and future development of China Oil and Gas Market. The full text of the letter can be read here: http://www.recon.cn/investors_investorroom3.asp

•	One of the Company's VIE companies has invested RMB4.6 million to a newly established company Gan Su BHD Environmental Technology Co., Ltd ("Gan Su BHD"). Based on its revised chapter dated August 11, 2017, this VIE company owns an interest of 51% of Gan Su BHD. Gan Su BHD was established on May 23, 2017, with registered capital of RMB 50 million. It focuses on oilfield sewage treatment and oily sludge disposal projects.

Fiscal Year 2017 Financial Results

	2017	2016	%
(thousands)	RMB	RMB	Change
Revenues	60,054	42,728	40.5%
Automation product and software	22,399	26,172	(14.4)%
Equipment and accessories	26,586	13,039	103.9%
Waste water treatment products	10,997	2,334	371.1%
Service	72	1,183	(93.9)%
Gross margin	26.6%	17.0%	9.6%
Net income (loss) attributable to RCON	-31,445	-40,883	23.1%
Diluted earnings (loss) per share	-4.90	-7.23	32.2%
Non GAAP Diluted earnings loss per share	-1.26	-5.82	78.35%

Revenues

Total revenues for the year ended June 30, 2017 were RMB60.1 million (approximately $8.9 million), an increase of RMB17.3 million or 40.5% from RMB42.7 million for the year ended June 30, 2016.

The overall increase in revenue was primarily due to increased sales of equipment, primarily more furnaces provided to Recon's new client, PCOC, a major subsidiary of PetroChina and the largest producing oilfield of China.

The Company invested heavily in R&D of new products used for oilfield waste water treatment throughout 2016, and the outcome has been gradually reflected in its operating results. For the year ended June 30, 2017, this new business line continued to contribute revenue and margin, increasing from RMB2.3 million to RMB11.0 million this year. Management expects to win additional business in the coming months due to its technical advantage and long-term cooperation with oilfield companies.

In December 2016, the Company granted 3,010,000 ordinary shares of restricted stock to the management that are forfeited and cancelled automatically in the event that the Company fails to meet certain operating performance goals. As the total revenue of RMB 60.1 million for the year ended June 30, 2017 exceeds the highest performance goal of RMB 59.8 million this year, the Company had positive gross margin this year, and it is expected the management will be employed as of the time of the filing of the annual report, the Company expects the 800,000 restricted shares granted to the management will not be forfeited and cancelled.

Gross profit and gross margin

Gross profit increased to RMB16.0 million (approximately $2.4 million) for the year ended June 30, 2017 from RMB7.2 million for the same period in 2016. Gross margin was 26.6% for the year ended June 30, 2017, compared to 17.0% for the same period of 2016.

Operating income (loss) and operating (loss) margin

Selling and distribution expenses decreased RMB1.1 million to RMB4.5 million for the year ended June 30, 2017, compared to the same period in 2016. General and administrative expenses increased by 62.2% or RMB12.6 million (approximately $1.9 million), from RMB20.2 million in the year ended June 30, 2016 to RMB32.8 million (approximately $4.8 million) in the same period of 2017.

Research and development expenses increased from RMB6.9 million for the year ended June 30, 2016 to RMB7.6 million (approximately $1.1 million) for the same period of 2017.

Total operating expenses decreased by RMB0.6 million, or 1.2%, to RMB46.6 million for the twelve months ended June 30, 2017 from RMB47.2 million for the same period of last fiscal year.

Operating loss was RMB30.6 million (approximately $4.5 million) for the year ended June 30, 2017, compared to a loss of RMB39.9 million for the same period of 2016. Operating loss margin was 51.0% for the year ended June 30, 2017, compared to operating loss margin of 93.4% for the same period of last fiscal year.

Net income (loss)

Net loss was RMB31.2 million (approximately $4.6 million) for the year ended June 30, 2017, an improvement of RMB9.7 million (approximately $1.4 million) from net loss of RMB40.9 million for the same period of 2016.

Financial Position

As of June 30, 2017, Recon had cash in the amount of RMB3.8 million (approximately $0.6 million), compared to RMB1.8 million for the same period of 2016. Working capital as of June 30, 2017 was RMB38.9 million ($5.7 million) as compared to RMB44.5 million at June 30, 2016. Net cash provided by operating activities was RMB5.7 million (approximately $0.8 million) for the year ended June 30, 2017, compared to net cash used in operating activities ofRMB0.3 million for the year ended June 30, 2016. Net cash used in investing activities was RMB0.6 million (approximately $86,500) for the year ended June 30, 2017, which was an increase in cash used in investing activities of RMB0.5 million compared to the same period in 2016. Net cash used in financing activities amounted to RMB3.1 million (approximately $0.5 million) for the year ended June 30, 2017, as compared to net cash used in financing activities of RMB10.2 million for the same period in 2016.

About Recon Technology, Ltd. ("Recon")

Recon Technology, Ltd. ("Recon") is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, such as PetroChina (NYSE: PTR) and Sinopec (NYSE: SNP), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several segmented markets of the oil and gas filed service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. The Company is also developing new markets of oilfield environmental protection, sewage treatment sector and power and coal chemical industry based on its advantage on technic and market resources. For additional information please visit: www.recon.cn .

Company Contact
Liu Jia, CFO
Recon Technology, Ltd.
+86 (10) 84945799
info@recon.cn

Investor Relations
The Equity Group Inc.

In China
Katherine Yao, Senior Associate
+86-10-6587-6435
kyao@equityny.com

In the U.S.
Adam Prior, Senior Vice President
+1 (212) 836-9606
aprior@equityny.com

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

RECON TECHNOLOGY, LTD

Consolidated Balance Sheets

	As of June 30,	As of June 30,	As of June 30,
	2016	2017	2017
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥1,817,620	¥3,809,279	$562,054
Notes receivable	4,660,177	6,112,960	901,960
Trade accounts receivable, net	38,097,626	39,425,911	5,817,245
Inventories, net	6,313,070	2,627,974	387,754
Other receivables, net	22,000,112	4,106,510	605,911
Purchase advances, net	1,323,305	11,476,000	1,693,270
Prepaid expenses	110,310	828,441	122,235
Total current assets	74,322,220	68,387,075	10,090,429

Property and equipment, net	2,907,762	2,767,970	408,411
Long-term trade accounts receivable, net	2,220,332	-	-
Total Assets	¥79,450,314	¥71,155,045	$10,498,840

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥7,540,430	¥8,352,870	$1,232,456
Other payables	4,144,326	3,651,900	538,834
Other payable- related parties	3,680,244	3,314,019	488,979
Deferred revenue	406,681	1,259,725	185,871
Accrued payroll and employees' welfare	381,109	2,014,514	297,239
Taxes payable	755,880	684,721	101,030
Short-term borrowings - related parties	12,941,848	10,168,008	1,500,277
Total current liabilities	29,850,518	29,445,757	4,344,686

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 5,804,005 and 9,902,914 shares issued and outstanding as of June 30, 2016 and 2017, respectively)	741,467	1,261,288	186,101
Additional paid-in capital	100,612,455	123,436,043	18,212,837
Statutory reserve	4,148,929	4,148,929	612,169
Accumulated deficit	(63,907,512)	(95,352,659)	(14,069,168)
Accumulated other comprehensive loss	(219,040)	(249,156)	(36,762)
Total stockholders’ equity	41,376,299	33,244,445	4,905,177
Non-controlling interest	8,223,497	8,464,843	1,248,977
Total equity	49,599,796	41,709,288	6,154,154
Total Liabilities and Stockholders’ Equity	¥79,450,314	¥71,155,045	$10,498,840

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of operations and Comprehensive LOSS

	For the years ended
	June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Revenues
Hardware and software	¥48,980,953	¥41,544,925	¥59,982,292	$8,850,314
Service	103,774	1,183,352	72,170	10,649
Hardware and software - related parties	2,428,173	-	-	-
Total revenues	51,512,900	42,728,277	60,054,462	8,860,963

Cost of revenues
Hardware and software	41,373,566	34,732,965	44,090,960	6,505,568
Service	-	748,429	-	-
Hardware and software - related parties	27,161	-	-	-
Total cost of revenues	41,400,727	35,481,394	44,090,960	6,505,568
Gross profit	10,112,173	7,246,883	15,963,502	2,355,395

Selling and distribution expenses	11,312,452	5,630,715	4,458,218	657,805
General and administrative expenses	26,894,273	20,195,701	32,751,142	4,832,391
Provision for doubtful accounts	3,252,868	14,475,074	1,766,286	260,613
Research and development expenses	4,168,813	6,856,522	7,599,340	1,121,273
Operating expenses	45,628,406	47,158,012	46,574,986	6,872,082

Loss from operations	(35,516,233)	(39,911,129)	(30,611,484)	(4,516,687)

Other income (expenses)
Subsidy income	781,457	289,087	132,791	19,593
Interest income	293,499	183,553	73,990	10,917
Interest expense	(1,110,451)	(903,368)	(548,878)	(80,986)
Change in fair value of warrants liability	4,034,272	-	-	-
Income (loss) from foreign currency exchange	(19,190)	7,570	21,502	3,173
Loss from warrants redemption	(2,496,375)	-	-	-
Other income (expense)	24,558	(2,445)	36,178	5,338
Other income (expense)	1,507,770	(425,603)	(284,417)	(41,965)
Loss before income tax	(34,008,463)	(40,336,732)	(30,895,901)	(4,558,652)
Income tax expenses (benefits)	(2,552,075)	545,845	307,900	45,430
Net loss	(31,456,388)	(40,882,577)	(31,203,801)	(4,604,082)

Less: Net income attributable to non-controlling interest	-	-	241,346	35,610
Net loss attributable to Recon Technology, Ltd	¥(31,456,388)	¥(40,882,577)	¥(31,445,147)	$(4,639,692)

Comprehensive loss
Net loss	(31,456,388)	(40,882,577)	(31,203,801)	(4,604,082)
Foreign currency translation adjustment	(38,276)	98,511	(30,116)	(4,444)
Comprehensive loss	(31,494,664)	(40,784,066)	(31,233,917)	(4,608,526)
Less: Comprehensive income (loss) attributable to non-controlling interest	(1,982)	-	241,346	35,610
Comprehensive loss attributable to Recon Technology, Ltd	¥(31,492,682)	¥(40,784,066)	¥(31,475,263)	$(4,644,136)

Loss per common share - basic and diluted	¥(6.45)	¥(7.23)	¥(4.90)	$(0.72)
Weighted - average shares -basic and diluted	4,876,504	5,653,149	6,417,305	6,417,305

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of Stockholders’ equity

	Common Stock		Additional Paid-in Capital	Statutory Reserve	Retained Earnings (deficit)	Accumulated Other Comprehensive loss	Stockholders’ Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Shares	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, July 1, 2014	4,717,336	¥616,865	¥83,061,058	¥4,148,929	¥8,431,453	¥(279,275)	¥95,979,030	¥8,225,479	¥104,204,509	$15,375,249

Capital contribution in VIE
Stock issuance	297,197	33,497	2,358,530				2,392,027		2,392,027	352,941
Restricted shares issued for services	140,162	15,876	567,223				583,099		583,099	86,036
Restricted shares issued to redeem warrants	273,251	30,979	3,431,459				3,462,438		3,462,438	510,878
Stock based payment			3,123,417				3,123,417		3,123,417	460,856
Net loss for the year					(31,456,388)		(31,456,388)		(31,456,388)	(4,641,351)
Foreign currency translation adjustment						(38,276)	(38,276)	(1,982)	(40,258)	(5,946)
Balance, June 30, 2015	5,427,946	¥697,217	¥92,541,687	¥4,148,929	¥(23,024,935)	¥(317,551)	¥74,045,347	¥8,223,497	¥82,268,844	$12,138,663
Stock issuance	15,874	1,796	156,472				158,268		158,268	23,352
Restricted shares issued for services	360,185	42,454	2,222,988				2,265,442		2,265,442	334,263
Stock based payment			5,691,308				5,691,308		5,691,308	839,746
Net loss for the year					(40,882,577)		(40,882,577)		(40,882,577)	(6,032,174)
Foreign currency translation adjustment						98,511	98,511		98,511	14,538
Balance, June 30, 2016	5,804,005	¥741,467	¥100,612,455	¥4,148,929	¥(63,907,512)	¥(219,040)	¥41,376,299	¥8,223,497	¥49,599,796	$7,318,388

Restricted shares issued for services	580,000	72,335	8,326,905				8,399,240		8,399,240	1,239,298
Restricted shares issued for management	3,518,909	447,486	12,457,237				12,904,723		12,904,723	1,904,076
Stock based payment			2,039,446				2,039,446		2,039,446	300,918
Net loss for the year					(31,445,147)		(31,445,147)	241,346	(31,203,801)	(4,604,082)
Foreign currency translation adjustment						(30,116)	(30,116)		(30,116)	(4,444)
Balance, June 30, 2017	9,902,914	¥1,261,288	¥123,436,043	¥4,148,929	¥(95,352,659)	¥(249,156)	¥33,244,445	¥8,464,843	¥41,709,288	$6,154,154

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of Cash flows

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(31,456,388)	¥(40,882,577)	¥(31,203,801)	$(4,604,082)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	526,046	955,083	856,735	126,410
Gain from disposal of equipment	(193,657)	(40,688)	(35,919)	(5,300)
Provision for doubtful accounts	3,252,868	14,475,074	1,766,286	260,613
Provision for slow moving inventories	7,700,836	2,428,288	-	-
Share based compensation	1,294,629	2,096,162	2,039,446	300,918
Restricted shares issued for management	1,828,788	3,595,146	12,904,723	1,904,076
Deferred tax provision (benefit)	(532,136)	1,742,098	-	-
Change in fair value of warrants liability	(4,034,272)	-	-	-
Restricted shares issued for services	1,585,462	2,287,415	8,399,240	1,239,298
Loss from warrants redemption	2,496,375	-	-	-
Income tax benefit	(2,111,281)	(1,196,253)	-	-
Changes in operating assets and liabilities:
Notes receivable	(4,205,530)	(454,647)	(1,452,783)	(214,356)
Trade accounts receivable, net	(3,245,218)	14,658,360	(245,190)	(36,177)
Trade accounts receivable-related parties, net	4,315,755	1,090,453	-	-
Inventories, net	(4,209,241)	1,191,811	3,597,832	530,856
Other receivable, net	2,481,328	(1,775,659)	17,632,104	2,601,595
Other receivables-related parties, net	1,323,412	91,021	-	-
Purchase advance, net	3,271,935	4,930,479	(10,534,132)	(1,554,298)
Purchase advance-related parties, net	-	1,374,034	-	-
Prepaid expense	1,808,350	716,004	(718,130)	(105,959)
Prepaid expense - related parties, net	(190,000)	420,000	-	-
Trade accounts payable	2,213,583	(9,615,363)	812,440	119,875
Trade accounts payable-related parties	3,528,705	-	-	-
Other payables	71,584	712,525	(189,302)	(27,931)
Other payables-related parties	1,003,678	1,869,889	(366,225)	(54,036)
Deferred revenue	(2,134,295)	(1,878,848)	853,044	125,866
Accrued payroll and employees' welfare	(170,835)	134,320	1,633,405	241,007
Taxes payable	(1,322,818)	790,199	(78,700)	(11,612)
Net cash provided by (used in) operating activities	(15,102,337)	(285,674)	5,671,073	836,763

Cash flows from investing activities:
Purchases of property and equipment	(2,078,204)	(181,075)	(638,119)	(94,154)
Proceeds from disposal of equipment	400,400	60,000	51,900	7,658
Net cash used in investing activities	(1,677,804)	(121,075)	(586,219)	(86,496)

Cash flows from financing activities:
Proceeds from short-term bank loans	7,000,000	500,000	-	-
Repayments of short-term bank loans	(10,000,000)	(7,500,000)	-	-
Proceeds from short-term borrowings	-	530,000	1,100,000	162,304
Repayment of short-term borrowings	-	-	(1,330,000)	(196,240)
Proceeds from short-term borrowings-related parties	18,250,000	12,895,400	13,103,718	1,933,438
Repayment of short-term borrowings-related parties	(6,550,000)	(16,780,765)	(15,950,682)	(2,353,504)
Proceeds from sale of common stock, net of issuance costs	2,392,027	171,919	-	-
Net cash (used in) provided by financing activities	11,092,027	(10,183,446)	(3,076,964)	(454,002)

Effect of exchange rate fluctuation on cash and cash equivalents	(61,543)	62,886	(16,231)	(2,399)

Net increase (decrease) in cash	(5,749,657)	(10,527,309)	1,991,659	293,866
Cash at beginning of year	18,094,586	12,344,929	1,817,620	268,188
Cash at end of year	¥12,344,929	¥1,817,620	¥3,809,279	$562,054

Supplemental cash flow information
Cash paid during the year for interest	¥1,060,529	¥903,368	¥571,037	$84,256
Cash paid during the year for taxes	¥881,794	¥142,477	¥284,487	$41,976

Non-cash investing and financing activities
Issuance of common stock to redeem warrants	¥3,462,438	¥-	¥-	$-
AR and short-term borrowings-related parties offset	¥-	¥200,000	¥-	$-
Inventories used for fixed assets	¥-	¥1,025,410	¥-	$-
Non-cash payment for property and equipment purchase	¥-	¥-	¥87,265	$12,876
Issuance of unvested common stock to senior managers	¥-	¥-	¥55,685	$8,216

The accompanying notes are an integral part of these consolidated financial statements.